

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

September 8, 2011

<u>**Via E-Mail**</u>

Angela M. Dowd, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re: Harbin Electric, Inc.**
> **Revised Preliminary Schedule 14A**
> **Filed August 29, 2011**
> **File No. 001-33276**
>
> **Amended Schedule 13E-3**
> **Filed August 29, 2011 by Harbin Electric, Inc., et. al.**
> **File No. 005-80112**

Dear Ms. Dowd:

We have reviewed your filings and have the following comments.

<u>**Revised Preliminary Proxy Statement**</u>

<u>Special Factors</u>

<u>Background of the Merger, page 13</u>

1.   We note your responses to prior comments 1 and 2. We do not necessarily agree with your analysis of the non-applicability of Item 1015 of Regulation M-A to this Big Four Due Diligence Report. As a result, please provide us supplementally with a copy of the Big Four Due Diligence Report referenced in our prior comments. Also, please tell us what are the "very limited and specific circumstances" under which you would be allowed to disclose the report without E&Y's prior written consent. Finally, please tell us, with a view toward revised disclosure, why you deleted E&Y's name from the disclosure in this section and replaced with a reference to a "Big Four Accounting Firm." We may have further comment.

2.   Please revise the description of the bidding process conducted by the special committee generally to include the information appearing on page 9 of the Morgan Stanley presentation dated June 19, 2011 (relating to the potential bidders' views of management's willingness to conduct a due diligence process that allowed bidders to make informed proposals).

3.   We note your response to prior comment 3 in our August 19, 2011 letter. Please describe the investment funds from whom Mr. Yang received indications of interest.

4.   We note your response to prior comment 4. Please revise your disclosure further to describe the results of Morgan Stanley's investigations.

5.   We note in the entry for January 20, 2011 (page 20) that all eight proposals received by the special committee were very similar in price offered (all were at $24 per share), financing of the transaction and the extent of Mr. Yang's participation in the company subsequent to a transaction. We also note that the special committee discussed the difficulty of distinguishing among the proposals given these similarities. Please disclose whether the special committee is aware of any reasons for the proposals to have been so similar. Did the special committee or its advisors indicate to potential bidders any of the expected terms of any proposal? Did the committee members discuss these matters with any representative or individual related to the bidders?

6.   We note, in the last paragraph on page 22, that Mr. Yang, as of February 18, 2011 expressed "interest in having Bidder #1 (Abax) as part of any deal." Please revise your disclosure to describe why Mr. Yang had such an interest with respect to Abax and why he had no such interest as to any other then-remaining bidder.

7.   Please revise the disclosure on page 23 to describe the circumstances of bidder #7's withdrawal from the special committee's process.

8.   We note your response to prior comment 12. Please expand the revised disclosure to describe the referenced assumptions.

Recommendation of the Special Committee and Board of Directors

The Special Committee, page 30

9.   We note the responses to prior comments 13 and 14. We also note that the special committee adopted Lazard's analyses and opinions in support of its fairness determination (which it was adopted itself by the company's board of directors). Your responses reveal that the special committee determined not to rely on two of the six analyses presented by Lazard and deemed sufficiently material for disclosure. Please explain how the special committee could adopt Lazard's analyses when it decided to supersede Lazard's analyses to such an extent.

Opinion of Lazard Freres & Co. LLC, page 41

10.   We note the revisions made in response to prior comment 17. It continues to be unclear why Lazard carried out the "Additional Analyses of the Company" (page

45) if they merely served as assumptions or observations but were not relied upon in reaching its fairness opinion.

Interests of Certain Persons in the Merger, page 69

11.   It has come to our attention that Abax Lotus made a $25 million loan to Hero Wave Investments. With a view toward revised disclosure throughout the proxy statement, please provide us supplementally with a description of the timing of the loan and its terms.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions